

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

November 23, 2009

<u>Via U.S. Mail</u>

Mr. Ben Roberts
Chief Executive Officer
Southfield Energy Corporation
1240 Blalock Road, Suite 150
Houston, Texas 77055

> **Re:** **Southfield Energy Corporation**
> **Form S-1**
> **Filed September 21, 2009, as amended November 2, 2009**
> **File No. 333-162029**

Dear Mr. Roberts:

      We have reviewed your response letter and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form S-1</u>

<u>General</u>

1.   Please note that your financial statements will be more than 134 days old as of November 13, 2009. As such, please provide financial statements complying with Rule 8-08 of Regulation S-X and corresponding updated disclosures throughout your next filing on Form S-1.

2.   In addition, please update your consents as appropriate.

3.   We note that in your response to prior comment 33 you state that this offering is not subject to the Trust Indenture Act of 1939 (the "Act") because it qualifies for exemption under Section 304(a)(9) of the Act. You also have indicated that you do not plan on

using or filing an indenture. However, an indenture is one of the conditions for exemption under Section 304(a)(9). We believe that such an indenture should include, at a minimum, the usual covenants, events of default, and procedures for enforcement of the security holders' collective rights. Please revise your filing throughout to provide an indenture that meets the requirements of the exemption for which you are attempting to qualify. Under this exemption, an indenture need not be qualified under the Act and you do not need to retain a trustee, but we encourage you to do so.

Results of Operations, page 33

4.   We note your response to prior comment 8.   Please revise your filing to make changes consistent with prior comment 8 for all applicable items in the "Results of Operations" section, including items comparing the years 2008 and 2007.

Compensation Discussion and Analysis, page 56

5.   We note that two of your executives are currently employed elsewhere. Your discussion states that it is permissible for executives to maintain employment outside of the company. Please provide details about the executives' division of time between their work for the company and their work elsewhere. Please indicate whether Ben Roberts has other employment. Explain each executive's level of involvement with the company and the time requirements of their respective positions.

6.   Please explain each director's role in setting compensation policies.

Item 15. Recent Sales of Unregistered Securities, page 63

7.   For each sale of securities made in reliance upon the exemption provided by Section 4(2), please state the facts relied upon to make such exemption available. Please disclose in all instances whether you issued the securities to accredited investors or sophisticated investors with access to information.

Exhibit Index, page 68

8.   We note your response to prior comment 33. Please file your legal opinion in a timely manner so that we may review it before you request that your registration statement become effective.

Statement of Operations, page F-3

9.   We note from the revision you made in response to our prior comment number 13 that you continue to present a measure for gross profit that is exclusive of deprecation, depletion and amortization. Please note that although the guidance in SAB Topic 11:B accommodates the separate presentation of multiple components attributable to cost of

sales, it is not permissible to similarly report a measure of gross margin excluding such amounts. Any depreciation and amortization expense that is related to cost of sales may be displayed on a separate line item, however, this item must appear before presenting gross margin and be reflected in that metric. Please modify your presentation accordingly.

10.   We note you revised your presentation of the 'Impairment of proved reserves' from non-operating to operating in accordance with paragraph 25 of FAS 144. Based on this revision, you have presented financial statements that differ from those previously filed with the Commission. As such, it appears necessary for you to provide the required disclosures in paragraph 26 of FAS 154. Similar concerns apply to the changes you made in response to our prior comment numbers 15 and 16.

11.   In addition, please have your auditors explain to us how they addressed these error corrections in accordance with paragraph 9 of AS 6 [AU Section 508.11].

12.   In order not to imply a greater degree of precision than exists, please revise your presentation of net loss per share throughout the filing to round only to the nearest cent.

Financial Statements for the Fiscal Quarter Ended June 30, 2009

Note 6 – Acquisitions & Capital Investments, page F-25

13.   We do not believe your response to our prior comment number 28 was sufficient to address our initial concerns. Please explain to us in greater detail why you do not believe your investment in the common stock of Meridian Resources is impaired as of June 30, 2009 and September 30, 2009. Refer to SAB Topic 5:M and FSP FAS 115-1/124-1.

Note 13 – Subsequent Events, page F-27

14.   We note from your disclosure under this heading that the sale of your Aldwell Unit was effective on September 1, 2009. Please be advised that the financial statements in a registration statement that are as of a date on or after the date a component has been disposed of will require retrospective reclassification of all prior periods to report the results of that component in discontinued operations in accordance with paragraph 43 of FAS 144.

Engineering Comments

Business, page 39

Proved Reserves, page 43

15.   In comment 44 of our October 19, 2009 letter, we asked that you disclose your annual
        production figures for oil separately from those for gas. Your amendment discloses gas
        production as energy, in units of MMBTU, instead of volume, in units of MCF. Please
        modify this disclosure to present your annual gas production volumes in units of MCF of
        gas.

Our Productive Wells, page 44

16.   In our prior comment 45, we asked that you disclose the developed and undeveloped
        acreage figures as specified by SEC Industry Guide 2, paragraphs 4 and 5. Please expand
        the "Producing Wells" table to include also separate figures for your gross productive oil
        wells, gross productive gas wells, net productive oil wells and net productive gas wells as
        specified in Guide 2, paragraph 4A.

Our Developed and Undeveloped Acreage, page 45

17.   The table marked as "Gross and Net, Developed and Undeveloped Wells as of
        12/31/2008 (1)" appears to be a typographical error. Please remove it or explain the
        usefulness of the terms "developed and undeveloped wells".

Our Drilling Activities, page 45

18.   Please include a table for (1) The number of net productive and dry exploratory wells
        drilled; and (2) The number of net productive and dry development wells drilled for 2007
        and 2008 as prescribed by SEC Industry Guide 2, paragraph 6. You may include figures
        for gross wells drilled as well as separate figures for the Aldwell Unit and the Richard
        King field.

Notes to Financial Statements, page F-7

Supplementary Financial Information on Oil and Natural Gas Exploration, Development and
Production Activities, page F-14

19.   In our prior comment 47, we asked that you comply with FAS 69, paragraphs 11 and 21.
        Please amend your document to disclose your:

        •   Cumulative net capitalized costs per Illustration 1 of FAS 69;

- Annual costs (whether capitalized or expensed) incurred in acquisition, exploration and development activities for each of the last two years per Illustration 2;

- Net proved reserves and net proved developed reserves per Illustration 4;

20.   Please amend your document to explain the revisions to your proved reserves per FAS 69, paragraph 11. Be advised revisions are applied to previously estimated quantities.

21.   We note the proved reserve purchase in 2007. Please explain to us the acquisition costs in 2007 and 2008 – $190,600 for each year – and amend your document as needed.

Standardized Measure, page F-15

22.   Please amend your document to disclose future production cost figures separately from future development costs as required by FAS 69, paragraph 30(b).

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Jennifer O'Brien at (202) 551-3721 or Mark Shannon at (202) 551-3299 if you have questions regarding the accounting comments. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact Parker Morrill at (202) 551-3696 or, in his absence, Mike Karney at (202) 551-3847 with any other questions.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director

cc: Mr. J. Eric Johnson
        via facsimile: (713) 229-2642